Filed Pursuant To Rule 433

Registration No. 333-275079

November 4, 2024

Grayscale Bitcoin Trust ETF Pioneering access to Bitcoin $55.01 Market Price as of 11/01/2024 Ticker: GBTC Grayscale Bitcoin Trust ETF, an exchange traded product, is not registered under the Investment Company Act of 1940 (or the ’40 Act) and therefore is not subject to the same regulations and protections as 1940 Act registered ETFs and mutual funds. Investment Strategy Grayscale Bitcoin Trust ETF is solely and passively invested in Bitcoin. Its investment objective is to reflect the value of Bitcoin held by the Trust, less expenses and other liabilities. Bitcoin is a digital asset that is created and transmitted through the operations of the peer-to-peer Bitcoin Network, a decentralized network of computers that operates on cryptographic protocols. The Bitcoin Network allows people to exchange tokens of value, Bitcoins, which are recorded on a public transaction ledger known as a Blockchain. $55.01 Market Price As of 11/01/2024 -1.08% 1 Day Market Price Change As of 11/01/2024 3.81M Daily Volume (Shares)* As of 11/01/2024

*Trading generally takes place throughout the normal trading hours (typically 9:30am – 4:00pm EST). Daily volume shares is updated between 1am and 5am EST to reflect previous trading day activity. Grayscale Bitcoin Trust ETF Why GBTC? First to Trade GBTC was the first spot Bitcoin exchange-traded product to commence trading in the US. Long Operating History Created in 2013, GBTC has a long operating history as the first publicly-traded Bitcoin fund in the US. Specialist Sponsor GBTC is sponsored by Grayscale, one of the the world’s leading crypto asset managers with over a decade of experience operating crypto investment products. Overview As of 11/01/2024 Name Grayscale Bitcoin Trust ETF Distribution Frequency None Ticker GBTC Trust Inception Date 09/25/2013 Primary Listing Market NYSE ARCA Public Quotation Date 05/04/2015 CUSIP 89637109 ETF Listing Date 01/11/2024 ISIN US3896371099

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WHY GBTC? PERFORMANCE HISTORY HOW TO INVEST GBTC RESOURCES FAQ INVEST NOW

Key Fund Information

As of 11/01/2024

ASSETS UNDER MANAGEMENT (NON-GAAP)	$15,227,362,576.24
SHARES OUTSTANDING	276,470,100
TOTAL EXPENSE RATIO*	1.50%
TOTAL BITCOIN IN TRUST	219,835.8723
BITCOIN PER SHARE	0.00079515
MARKETING AGENT	Foreside Fund Services, LLC
BASE CURRENCY	USD
SPONSOR	Grayscale Investments, LLC
INDEX PROVIDER	CoinDesk Indices, Inc.
FUND ADMINISTRATOR	BNY
DIGITAL ASSET CUSTODIAN	Coinbase Custody Trust Company, LLC

*Prior to 1/11/2024 the expense ratio was 2.00%

Performance

GBTC was created as a private placement over a decade ago.
In 2024, it uplisted to NYSE Arca as a spot Bitcoin ETP.

Daily Performance

As of 11/01/2024

NET ASSET VALUE (NAV) PER SHARE	$55.08
NAV PER SHARE 1D CHANGE ($)	-$0.54
NAV PER SHARE 1D CHANGE (%)	-0.97%
MARKET PRICE	$55.01
PREMIUM / DISCOUNT (%)	-0.13%
30D MEDIAN BID/ASK SPREAD (%)	0.02%
XBX INDEX PRICE	$69,266.96
DAILY VOLUME (SHARES)*	3,813,809
MARKET PRICE 1D CHANGE ($)	-$0.60
MARKET PRICE 1D CHANGE (%)	-1.08%
GAAP AUM	$15,215,135,305.01
GAAP NAV PER SHARE	$55.03

*Trading generally takes place throughout the normal trading hours (typically 9:30am – 4:00pm EST). Daily volume shares is updated between 1am and 5am EST to reflect previous trading day activity.

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WHY GBTC? PERFORMANCE HISTORY HOW TO INVEST GBTC RESOURCES FAQ INVEST NOW

Median 30 Day Spread is a calculation of GBTC's median bid-ask spread, expressed as a percentage rounded to the nearest hundredth, computed by: identifying the Fund's national best bid and national best offer as of the end of each 10 second interval during each trading day of the last 30 calendar days; dividing the difference between each such bid and offer by the midpoint of the national best bid and national best offer; and identifying the median of those values.

GAAP AUM and GAAP NAV Per Share represents the applicable Product's principal market price and is calculated using a GAAP methodology. For additional information, see the applicable Product's financial statements.

Returns | Premium / Discount

Market Price NAV Per Share Volume

As of 11/01/2024


Zoom 1m 3m 6m YTD 1y All
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Jan 22 Feb 5 Feb 19 Mar 4 Mar 18 Apr 1 Apr 15 Apr 29 May 13 May 27 Jun 10 Jun 24 Jul 8 Jul 22 Aug 5 Aug 19 Sep 2 Sep 16 Sep 30 Oct 14 Oct 28

September 2024

	1 MONTH	3 MONTHS	6 MONTHS	YTD	1 YEAR	3 YEARS	5 YEARS	10 YEARS	ANNUALIZED SINCE INCEPTION	CUMULATIVE SINCE INCEPTION
Market Price, %	8.02	5.39	-11.17	--	--	--	--	--	--	37.9
NAV Per Share, %	7.88	5.39	-11.16	--	--	--	--	--	--	35.76
Benchmark Index, %	8.01	5.8	-10.48	--	--	--	--	--	--	37.23

Since inception is the ETP listing date of 1/11/2024.

The performance data quoted represents past performance and is no guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.

Shares of any ETP are bought and sold at market price (not NAV) and may trade at a discount or premium to NAV. Shares are not individually redeemable from the Fund and may only be acquired or redeemed from the fund in creation units. Brokerage commissions will reduce returns.

Benchmark Index refers to The CoinDesk Bitcoin Price Index (XBX) which provides a USD-denominated reference rate for the spot price of Bitcoin (BTC). The index leverages real-time prices from multiple constituent trading platforms to provide a representative spot price.

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WHY GBTC? PERFORMANCE HISTORY HOW TO INVEST GBTC RESOURCES FAQ INVEST NOW

Prior to 1/11/24, Principal Market NAV per Share was referred to as NAV per Share and NAV per share was referred to as Digital Asset Holdings per Share. Our definitions and calculations of these non-GAAP measures may not be the same as similar measures reported by other Bitcoin ETPs. Please refer to GBTC's filings with the Securities and Exchange Commission for additional information. NAV is the dollar value of a single share, based on the value of the underlying assets of the fund minus its liabilities, divided by the number of shares outstanding. Calculated at the end of each business day using the 4pm ET index price. Market Price is the current price at which shares are bought and sold. Market returns are based upon the last trade price.

Historical Performance

Grayscale Bitcoin Trust ETF was launched over a decade ago. Shares were originally offered through a private placement but in mid-2015, shares began trading publicly on OTC Markets under Symbol: GBTC. This continued until 2024 when GBTC uplisted to NYSE as a spot Bitcoin ETP.

NAV Per Share

As of 11/01/2024


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Jan 2014 Jul 2014 Jan 2015 Jul 2015 Jan 2016 Jul 2016 Jan 2017 Jul 2017 Jan 2018 Jul 2018 Jan 2019 Jul 2019 Jan 2020 Jul 2020 Jan 2021 Jul 2021 Jan 2022 Jul 2022 Jan 2023 Jul 2023 Jan 2024 Jul 2024

September 2024

	1 MONTH	3 MONTHS	6 MONTHS	YTD	1 YEAR	3 YEARS	5 YEARS	10 YEARS	ANNUALIZED SINCE INCEPTION	CUMULATIVE SINCE INCEPTION
NAV Per Share, %	7.88	5.39	-11.16	49.23	131.77	11.77	48.16	63.54	72.32	39,979.37

How to Invest in GBTC Grayscale Bitcoin Trust ETF (Ticker: GBTC) trades on NYSE Arca and is available through your brokerage account. To invest, click below to be redirected to brokerage platforms or search for GBTC on your platform of choice. GBTC Resources GBTC Factsheet Nov 04, 2024 Download Grayscale Overview Apr 18, 2024 Download GBTC Prospectus Oct 03, 2024 Read More

FAQs Have more questions? Please reach out to our Investor Relations team at info@grayscale.com or call us at 866-775-0313. GBTC is one of the first spot Bitcoin ETPs in the US. A spot Bitcoin ETP is solely and passively invested in Bitcoin, whose shares are designed to reflect the value of BTC held by the Trust, determined by reference to the Index Price, less the Trust's expenses and other liabilities. GBTC allows investors to gain exposure to Bitcoin through a familiar investment vehicle, without the need to set up an account or wallet on a cryptocurrency trading platform. Similar to how investors use ETPs to hold other commodities, like gold or silver, they can now invest in Bitcoin through GBTC. GBTC owns and passively holds actual Bitcoins through our Custodian, Coinbase Custody. GBTC does not trade, buy, sell or hold Bitcoin derivatives, including Bitcoin futures contracts. This product is not levered. From 2015 until 1/11/2024, shares of GBTC were publicly-quoted on the OTCQX Market. Please view our FAQ on Grayscale’s product lifecycle to learn more. On 1/11/2024, GBTC was uplisted to NYSE Arca as a spot Bitcoin ETP. It now creates and redeems shares on an ongoing basis as part of its ETP structure. GBTC trades on NYSE Arca, and is available through most brokerage accounts, including Fidelity, Schwab, Robinhood, and others. To invest, click here to be redirected to your brokerage platform or simply search for GBTC on your platform of choice. GBTC tracks the CoinDesk Bitcoin Price Index (XBX), which provides a USD-denominated reference rate for the price of spot Bitcoin. GBTC allows investors to gain exposure to Bitcoin through a familiar investment vehicle, without the need to set up an account or wallet on a cryptocurrency exchange. Investors may choose GBTC if they prefer the convenience of accessing all their investments on their regular investment platform and purchasing a registered investment product. GBTC charges an annual management fee of 1.50%, which includes all of the costs associated with administration and safekeeping of the underlying Bitcoin. There are no other fees.

Grayscale enables investors to access the digital economy through a family of registered and future-forward investment products. Founded in 2013, Grayscale has a proven track record and deep expertise as a leading crypto asset manager. Investors, advisors, and allocators turn to Grayscale for single asset, diversified, and thematic exposure. Investors may want exposure to Bitcoin for portfolio diversification, as an alternative to fiat currency investment, to hedge against conventional markets, and more. For more resources on Bitcoin, check out the Grayscale Bitcoin Book. Ready to invest? Stay on top of the latest crypto news and insights SUBSCRIBE Crypto ETPs Grayscale Bitcoin Trust ETF Grayscale Bitcoin Mini Trust ETF Grayscale Ethereum Trust ETF Grayscale Ethereum Mini Trust ETF Equity ETFs Grayscale Future of Finance Visit grayscale.com © 2024. All rights reserved Privacy Policy Terms of Service Social Media Disclosure

Investments in the products are speculative investments that involve high degrees of risk, including a partial or total loss of invested funds. The products are not suitable for any investor that cannot afford loss of the entire investment. The Grayscale Bitcoin Trust ETF has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101. Foreside Fund Services, LLC is the Marketing Agent for the Grayscale Bitcoin Trust ETP. We use the generic term “ETP” to refer to exchange-traded investment vehicles, including those that are required to register under the Investment Company Act of 1940, as amended (the “40 Act”), as well as other exchange-traded products which are not subject to the registration of the 40 Act. The Trust is not registered under the 40 Act and is not subject to regulation under the 40 Act, unlike most mutual funds or ETPs. Unlike mutual funds, ETPs may trade at a premium or discount to their net asset value. These funds are new and have limited operating history to judge. There is no guarantee that a market for the shares will be available, which could adversely impact the liquidity of the Trust. The value of the Trust relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors. The Trust relies on third party service providers to perform certain functions essential to the affairs of the Trust and the replacement of such service providers could pose a challenge to the safekeeping of the digital asset and to the operations of the Trust. NAV per Share is not calculated in accordance with GAAP. NAV per Share is not intended to be a substitute for the Trust's Principal Market NAV per Share calculated in accordance with GAAP. Prior to 1/11/2024, shares of the Trust were offered only in private placement transactions exempt from registration under the Securities Act of 1933, and were quoted on the OTCQX® Best Market. The Trust did not have an ongoing share creation and redemption program. Effective as of the open of business on 1/11/2024, the shares of the Trust were listed to NYSE Arca as an exchange-traded product, the Trust established an ongoing share creation and redemption program and the shares are being offered on a registered basis pursuant to a Registration Statement on Form S-3. The Trust’s investment objective both before and after 1/11/2024 has remained constant, namely to reflect the value of Bitcoin held by the Trust, less expenses and other liabilities. However prior to 1/11/2024, the Trust did not meet its investment objective and its shares traded at both premiums and discounts to such value, which at times were substantial, in part due to the lack of an ongoing redemption program. Furthermore, the Trust’s performance prior to 1/11/2024 is based on market-determined prices on the OTCQX, while the Trust’s performance following such date is based on market-determined prices on NYSE Arca. As a result, the Trust’s historical data prior to 1/11/2024 is not directly comparable to, and should not be used to make conclusions in conjunction with, the Trust’s performance following that date. The performance of the Trust before and after 1/11/2024 may differ significantly. Digital Asset Risk Disclosures Extreme volatility of trading prices that many digital assets, including Bitcoin, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of the Trust and the shares could lose all or substantially all of their value. Digital assets represent a new and rapidly evolving industry. The value of the Trust depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset. Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset. Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets. The Trust holds Bitcoins; however, an investment in the Trust is not a direct investment in Bitcoin. As a non-diversified and single industry fund, the value of the shares may fluctuate more than shares invested in a broader range of industries. A substantial direct investment in digital assets may require expensive and sometimes complicated arrangements in connection with the acquisition, security and safekeeping of the digital asset and may involve the payment of substantial acquisition fees from third party facilitators through cash payments of U.S. dollars. Because the value of the Trust is correlated with the value of Bitcoin, it is important to understand the investment attributes of, and the market for, the underlying digital asset. Please consult with your financial professional. Grayscale does not store, hold, or maintain custody or control of the Trust’s digital assets but instead has entered into the Custodian Agreement with a third party to facilitate the security of its digital assets. The Custodian controls and secures the Trust’s digital asset accounts, a segregated custody account to store private keys, which allow for the transfer of ownership or control of the digital asset, on the Trust’s behalf. If the Custodian resigns or is removed by the Sponsor or otherwise, without replacement, it could trigger early termination of the Trust.

Grayscale Bitcoin Trust ETF (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.